

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 16, 2015

Robert Cromwell, Esq.
Marino Partners LLP
15 Fisher Lane
White Plains, NY 10603

Re: New Millenium Macro LLC, File No. 812-14486

Dear Mr. Cromwell:

By Form APP-WD filed with the Securities and Exchange Commission on June 16, 2015, you requested that the above-captioned application, filed on June 11, 2015, under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ David P. Bartels

David P. Bartels
Branch Chief